

82-34884

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States


05013328

Randers, 12 December 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 42/2005 of 12 December 2005
  "Vestas receives order for V90-3.0 MW wind turbines in Italy"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82

82-34889



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 12 December 2005
Stock exchange announcement No. 42/2005

Vestas receives order for V90-3.0 MW wind turbines in Italy

The Vestas Group has received an order for 24 units of the V90-3.0 MW turbine for a wind power plant located in Francofonte, in the Sicilian region in Italy.

The project was initially developed by the German developer WKN Windkraft Nord AG in cooperation with the Sicilian company Aerosol s.r.l., but has been acquired by the Allianz Group, an international financial services provider, for which this transaction represents the first investment under its strategy of investing in long-term renewable energy projects.

The project, which is the first project in Italy with V90-3.0 MW turbines, is a turnkey project, and the order also comprises a service agreement.

Delivery of the turbines will begin during July 2006, and commissioning of the wind power plant is expected to start in April 2007.

"*It is very satisfactory to see that the interest for MW-sized turbines is increasing*", says Paolo Tabarelli de Fatis, President of Vestas Mediterranean East, and continues: "*We are proud to be awarded this first V90 project ever realized in Italy. When completed, the wind power plant will become one of the biggest wind power plants in Italy, and this clearly demonstrates Vestas' strong position and competitiveness in the Italian market*".

"*This project is one of the first wind power plants in Italy ordered by a non-Italian developer, which is also a positive sign of the Italian market having reached the right degree of maturity and stability in order to attract foreign investors*", Mr Tabarelli concludes.

Sicily has a very high wind potential, and out of 1,490 MW installed in Italy by June 2005, 270 MW have been installed in this region.

The 72 MW wind power plant will generate enough electricity to cover the annual consumption of more than 46,500 Italian households and will save the environment of an annual emission of approximately 72,000 tons of CO_2.

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to the President of Vestas Mediterranean East, Paolo Tabarelli de Fatis, telephone +39 099 4606 259 or to the Vice President of Communication & IR at Vestas Wind Systems A/S, Annette Munk Rasmussen, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel, President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82